Exhibit 99.3

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR (II) UNLESS (A) SOLD PURSUANT TO RULE 144 OR RULE 144A, IF APPLICABLE, UNDER SAID ACT, (B) SOLD IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER SAID ACT OR (C) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT, AND IN EACH OF (A), (B) OR (C) THE HOLDER PROVIDES TO THE COMPANY AN OPINION OF COUNSEL SELECTED BY THE HOLDER IN A FORM REASONABLY SATISFACTORY TO THE COMPANY, THAT REGISTRATION IS NOT REQUIRED UNDER SAID SECURITIES ACT, PROVIDED, HOWEVER THAT, THESE SECURITIES MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON UNTIL 40 DAYS AFTER THE DATE OF ORIGINAL ISSUANCE, EXCEPT IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

ANY TRANSFEREE OF THIS NOTE SHOULD CAREFULLY REVIEW THE TERMS OF THIS NOTE.

GUARANTEED SENIOR SECURED NOTE

US$40,000,000.00	April 15, 2010

FOR VALUE RECEIVED, the undersigned, XINYUAN REAL ESTATE CO., LTD. (the “Company”), pursuant to the terms of this Senior Secured Note (this “Note”), promises to pay to FORUM ASIAN REALTY INCOME II, L.P. (“Forum”) or, unless Forum is the Holder thereof, to the Holder, on or before April 15, 2013, the principal sum of FORTY MILLION UNITED STATES DOLLARS (US$40,000,000), or such lesser amount as may be advanced from time to time by Forum to the Company, together with interest thereon, from the date hereof until maturity, at the rate per annum and at the times described below on the balance of said principal remaining from time to time unpaid, to be paid in lawful money of the United States of America as follows:

1. Interest. The Company promises to pay interest on the outstanding principal amount of the Note at the rate per annum equal to 15.6% (the “Interest Rate”). The Company shall pay interest semi-annually on April 15 and October 15 of each year, or if any such day is not a Business Day, on the next succeeding Business Day with the same force and effect and such extension of time shall in such case be included in the computation of interest accruing on the Note (each an “Interest Payment Date”). Interest shall accrue from and including the most recent date to which interest has been paid on the Note or, if no interest has been paid, from the date of issuance, to but excluding the following Interest Payment Date; provided, however, that the first Interest Payment Date shall be October 15, 2010. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, and Additional Amounts from time to time at the Default Interest Rate; the Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace periods), at the same Default Interest Rate to the extent lawful. Interest shall be computed on the basis of a 360-day year for the actual number of days elapsed. The amount of interest for each day that the Note is outstanding (the “Daily Interest Amount”) will be calculated by dividing the Interest Rate in effect for such day by 360 and multiplying the result by the principal amount of the Note. The amount of interest to be paid on the Note for each Interest Period will be calculated by adding the Daily Interest Amounts for each day in the Interest Period. All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one decimal place. The Company’s calculation of all interest payments shall govern absent manifest error.

2. Method of Payment. The Company shall pay, or cause to be paid, the principal, interest, and Additional Amounts (including post-petition interest in any proceeding under any Bankruptcy Law), on this Note at the place, at the respective time and in the manner provided in the SPA. Payments of principal, interest, and Additional Amounts shall be made by the Company to the account designated by the Holder one Business Day prior to the due date and shall be considered paid on the date due if Forum receives, as of 11:00 a.m. Hong Kong time on the due date, amounts then due. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period, provided, however, that if such extension would cause payment of Interest to be made in the next following calendar month, such payment shall be made on the next preceding Business Day.

3. Securities Purchase Agreement. The Company issued this Note pursuant to that certain Securities Purchase Agreement dated April 15, 2010 (the “SPA”) among the Company, the guarantor parties thereto (the “Guarantors”) and Forum. To the extent any provision of this Note conflicts with the express provisions of the SPA, the provisions of the SPA shall govern and be controlling.

4. Mandatory Redemption. Except in accordance with Article 7 of the SPA, the Company shall not be required to make mandatory prepayment or redemption with respect to, or offer to purchase, this Note.

5. Defaults and Remedies. If the Company fails to make any payments of principal, interest, or Additional Amounts under this Note, or any Event of Default otherwise occurs and is continuing under SPA, the Holder may declare all this Note to be due and payable.

6. No Recourse Against Others. No past, present or future director, officer, employee, incorporator or stockholder of the Company or of any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the SPA, this Note, the Guaranties or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note waives and releases all such liability.

7. Authentication. This Note shall not be valid until authenticated by the manual signature of an authorized officer of the Company.

8. Capitalized/Defined Terms. Capitalized terms used herein shall have the meanings assigned to them in the SPA referenced above unless otherwise indicated.

9. Governing Law. The SPA, the Guaranties and this Note shall be governed by and construed in accordance with the law of the state of New York.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Note to be signed manually by its duly authorized officer.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name: Thomas Gurnee
Title: Director and Chief Financial Officer

[Signature Page to Note]